SO 3/19/04

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SECURITI 04004459 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2004 PROCESSING

SEC FILE NUMBER
8-50020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aura Financial Services, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AURA FINANCIAL SERVICES, INC. 600 BEACON PARKWAY SUITE 950
(No. and Street)

BIRMINGHAM, AL 35209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOYD KING (205) 822-2872
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT JAY CREWS
(Name — *if individual, state last, first, middle name*)

613 MICHIGAN AVENUE SUITE D MUSCLE SHOALS, AL 35661
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, TIMOTHY M. GAUTNEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AURA FINANCIAL SERVICES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Timothy M. G[signature]
Signature

PRESIDENT
Title

Jean Newman [signature]
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

Aura Financial Services, Inc.
Birmingham, Alabama

For the Year Ended December 31, 2003

CONTENTS

Robert Jay Crews

Certified Public Accountant

Member, American Institute of CPA's
613 Michigan Ave. Suite D
Telephone (256) 381-0112

Member, Alabama Society of CPA's
Muscle Shoals, Alabama 35661
Fax (256) 381-0143

To the Board of Directors
Aura Financial Services
600 Beacon Parkway West
Suite 950
Birmingham, AL 35209

I have audited the accompanying statement of financial condition of Aura Financial Services, Inc., as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly in all material respects the financial position of Aura Financial Services, Inc., at December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Jay Crews, CPA

Robert Jay Crews
Certified Public Accountant
February 20, 2004

STATEMENT OF FINANCIAL POSITION

Aura Financial Services, Inc.
Birmingham, Alabama

December 31, 2003

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES				
Accounts Payable	$	21,318.00		
Accrued Commission		306,818.65		
Accrued Income Taxes		5,623.00	$	333,759.65
STOCKHOLDER'S EQUITY				
Common Stock	$	636.28		
Additional Paid in Surplus		204,021.72		
Treasury Stock	(	83,250.68)		
Retained Earnings		85,302.88		206,710.20
TOTAL			$	540,469.85

See Auditors' Report and Accompanying Notes

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Aura Financial Services, Inc.

For the Year Ended December 31, 2003

	Capital Stock	Paid In Capital	Treasury Stock	Retained Earnings	Total
Balances – January 1, 2003	$ 636.28	$ 204,021.72	66.68	$ 38,103.39	$ 242,828.07
Contributions					
Treasury Stock			83,184.00		
Net Income For the Year Ended				47,199.49	
Balances – December 31, 2003	$ 636.28	$ 204,021.72	$(83,250.68)	$ 85,302.88	$ 206,710.20

See Auditors' Report and the Accompanying Notes

STATEMENT OF INCOME

Aura Financial Services, Inc.
Birmingham, Alabama

For the Year Ended December 31, 2003

INCOME

Sales – Securities – Listed	$ 3,017,159.74	
Sales – Securities – OTC	1,173,550.06	
Sales – Mutual Funds	444,018.71	
Sales – Variable Annuities	520,280.89	
Sales – Insurance	212,513.29	
Sales – Oil and Gas	16,200.00	
Sales – Bonds	5,874.78	
Sales – Options	167,838.77	
Sales – Management Fees	78,081.11	$ 5,635,517.35

COST OF SALES

Commissions	$ 3,887,373.32	
Clearing Charges	301,461.61	4,188,834.93
GROSS PROFIT		$ 1,446,682.42

OPERATING EXPENSES

Salary and Wages	$ 1,042,409.62
General and Administrative Expenses	57,887.63
Advertising	8,934.04
Data Services	96,853.39
Insurance	24,542.36
Telephone	16,454.50
Office Supplies	57,847.64
Postage	33,992.96

See Auditors' Report and the Accompanying Notes

STATEMENT OF INCOME (Continued)

Aura Financial Services, Inc.
Birmingham, Alabama

For the Year Ended December 31, 2003

OPERATING EXPENSES (continued)		
Miscellaneous Expense	4,558.65	
Professional Fees	87,077.71	
Licenses	39,991.73	
Bank Charges	2,117.95	
Rent	68,330.14	
Payroll Taxes	27,192.85	
Dues and Subscriptions	510.00	
Travel	5,909.02	
Continuing Education	1,942.00	
Recruiting	2,447.97	$ 1,579,000.16
NET (LOSS) FROM OPERATIONS		$ 132,317.74
OTHER INCOME AND (EXPENSES)		
Interest Income	$ 2,222.37	
Postage Reimbursement	193,258.92	
Interest Expense	(3,617.06)	191,864.23
NET INCOME BEFORE INCOME TAXES		$ 59,546.49
Income Taxes		12,347.00
NET INCOME		$ 47,199.49

See Auditors' Report and the Accompanying Notes

STATEMENT OF CASH FLOWS

Aura Financial Services, Inc.
Birmingham, Alabama

For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 47,199.49	
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
(Increase) Decrease in:		
Commission Receivable	(302,880.58)	
Prepaid Insurance	75.64	
Interest Receivable	117.82	
Investment – CDS	(12,069.20)	
Increase (Decrease) in:		
Accounts Payable	14,090.00	
Accrued Commission	232,756.69	
Accrued Income Tax	(3,218.00)	
Net Cash Flows Used In Operating Activities		$(23,928.14)

CASH FLOWS FROM FINANCING ACTIVITIES

Treasury Stock Purchased	$ 83,184.00	
Net Cash Flows Used in Financing Activities		(83,184.00)
Net Decrease in Cash and Cash Equivalents		$(107,112.14)
Cash and Cash Equivalents at January 1, 2003		156,126.34
Cash and Cash Equivalents at December 31, 2003		$ 49,014.20

SUPPLEMENTAL DISCLOSURES

Interest Paid	3,617.06
Income Taxes Paid	15,565.00

See Auditors' Report and the Accompanying Notes

NOTE 1: Organization and Nature of Business

The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is an Alabama Corporation.

NOTE 2: Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value.

Commissions

Commissions and related clearing expenses are recorded on a monthly basis as the securities transactions occur.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 2: Significant Accounting Policies (continued)

Income and Cost Recognition

The company operates on the accrual basis of accounting, recognizing income as earned and expenses as incurred.

The company expenses advertising cost as they are incurred.

Management uses estimates and assumption in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn of cash dividends paid if the resulting net capital ration would exceed 10 to 1). At December 31, 2003 the Company had net capital of $201,711.68 which was $151,711.68 in excess of its required net capital of $50,000.00. The Company's ratio of aggregate indebtedness to net capital was 1.65 to 1.00.

NOTE 4: Contingent Liabilities

The Company settled the three lawsuits from the previous year with no damages being paid. The cost of the lawsuits was reflected in professional fees.

NOTE 5: The Company acquired 30183 shares during the course of the year at a purchase price of $83,184.

NOTE 6: Related Party Transactions

The Company contracted with Gautney King Inc. to perform administrative and accounting services during the year. The president of the company is a major stockholder in Gautney King Inc. The amount paid for these services was $57,887.63.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Aura Financial Services, Inc.
Birmingham, Alabama

For the Year Ended December 31, 2003

Net Capital		$ 206,710.20
Total Stockholders' Equity		
Total Stockholders' Equity for Net Capital		206,710.20
Deductions and/or Charges		
Nonallowable assets:		
Prepaid Insurance	$ 1,698.52	
Investment NASD	3,300.00	4,998.52
Net Capital before haircuts on securities positions		$ 201,711.68
Haircuts on Securities		
Certificates of Deposit		0.00
NET CAPITAL		$ 201,711.68
Aggregate Indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 333,759.65
Total aggregate indebtedness		$ 333,759.65
Computation of Basic Net Capital Requirement		
Net Capital Required		$ 50,000.00
Excess net capital at 100%		$ 151,711.68
Ration: Aggregate indebtedness to net capital		1.65 to 1.00

Aura Financial Services, Inc.

Statement of Differences in Net Capital Computation
December 31, 2003

There were no changes in the way at which net capital was arrived, the net capital reported on the FOCUS reports is the same with no exceptions.

// Robert Jay Crews

Certified Public Accountant

Member, American Institute of CPA's
613 Michigan Ave. Suite D
Telephone (256) 381-0112

Member, Alabama Society of CPA's
Muscle Shoals, Alabama 35661
Fax (256) 381-0143

To the Board of Directors
Aura Financial Services, Inc.
600 Beacon Parkway West
Suite 950
Birmingham, AL 35209

In planning and performing my audit of the financial statements and supplemental schedules of Aura Financial Services, Inc. (the Company) for the year ended December 31, 2003, I considered its internal control structure including procedures for safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Robert Jay Crews, CPA

February 20, 2004
Robert Jay Crews
Certified Public Accountant